



CONTACT:
Jeff Baum
+1 972-797-9495
jeffrey.baum@eds.com

FOR RELEASE: 3:05 P.M. CST, WEDNESDAY, OCTOBER 30, 2002

EDS Reports Results for Third Quarter of 2002

Outlines Initiatives to Improve Profitability

PLANO, Texas – EDS today announced third quarter 2002 earnings per share of 18 cents and net income of $86 million, compared to earnings per share and net income of 44 cents and $212 million in the year-ago quarter.

Third quarter total revenue decreased 3 percent (5 percent at constant currency) to $5.41 billion versus $5.56 billion a year ago. Total revenue on an organic basis, which removes the impact of currency fluctuations, acquisitions and divestitures, decreased 6 percent.

These results compare to the revised guidance EDS issued September 18 for third quarter earnings per share of 12-15 cents and revenues of $5.3-$5.5 billion.

Third quarter contract signings were $3.0 billion versus $6.8 billion a year-ago.

Third quarter 2002 results reflect reduced discretionary spending on existing contracts, fewer new sales and increased investments in sales pursuits.   In addition, as communicated earlier, the results include writedowns associated with the US Airways and WorldCom bankruptcies, costs incurred as a result of underperformance of certain contracts – primarily in Europe – and asset impairment reserves.

Excluding the asset impairment provision associated with the planned disposition of its subscription fulfillment business, EDS' third quarter earnings per share and net income were 23 cents and $109 million. This compares with earnings per share and net income of 76 cents and $371 million in the third quarter of 2001, excluding acquired in-process R&D and other acquisition related costs and the impact of the change in goodwill accounting.

Operating margin was 5.2 percent in the third quarter versus 12 percent a year-ago.[1] Free cash flow, excluding acquisition payments, the net proceeds from divestitures and marketable security purchases and sales, and financing activities, was $118 million compared to $181 million in the year-ago quarter.

Third quarter revenues by line of business were: Operations Solutions, $3.61 billion; Solutions Consulting, $1.43 billion; A.T. Kearney, $266 million; PLM Solutions, $197 million. EDS' General Motors revenues decreased 23 percent at constant currency in the third quarter, reflecting GM's continued cost reduction efforts.

For the first nine months of 2002, earnings per share were $1.54 a share versus $1.99 a year ago. Net income was $755 million versus $958 million a year ago. Year-to-date earnings per share, excluding the asset impairment provision, were $1.59 versus the comparable result of $2.09 a year ago, which excludes the cumulative effect of an accounting change and the related reclassification of an investment gain, acquired in-process R&D and other acquisition related costs, and the impact of the change in goodwill accounting. Total revenue for the first nine months of 2002 was $16.22 billion up 4 percent from $15.64 billion a year ago. Revenue for the first nine months of 2002 was down 1 percent on an organic basis.

"As we've said, we are disappointed with our results for the quarter," said Dick Brown, chairman and CEO. "EDS is a strong company with exceptional talent and a solid financial base. We are taking the steps necessary to align our business with current market realities and put this company back on a path to greater profitability."

Initiatives to Improve Profitability

EDS outlined several active initiatives to improve profitability, including:

- Reducing its global workforce by 3-4 percent over the next several quarters, beginning with 800 to 1,000 positions by year-end. The company emphasized these reductions will not impact service delivery to clients.
- In addition to the workforce actions, reducing other corporate overhead expenses by $75 million in 2003.
- Divesting several non-core, non-strategic assets. The company expects this program to raise cash proceeds of more than $500 million over the next 6-8 months.
- Shifting a minimum of 1,500 applications development and client contact center positions to high-quality, low-cost solutions centers around the world in 2003. These moves will be enabled by operational efficiencies and attrition.

Brown stated the company's strategy remains unchanged. "Our business has always been – and remains – providing the best service available to clients. That's our core, and it will drive our future success," he said.

Brown said EDS' balance sheet remains strong. "EDS has all the resources it needs from its operations to serve current clients and pursue new business," he said. "However, in this economic climate, we are focusing on new business opportunities, including megadeals, that generate near-term revenue, earnings and cash flow."

About EDS

EDS, the leading global services company, provides strategy, implementation, business transformation and operational solutions for clients managing the business and technology complexities of the digital economy. EDS brings together the world's best technologies to address critical client business imperatives. It helps clients eliminate boundaries, collaborate in new ways, establish their customers' trust and continuously seek improvement. EDS, with its management consulting subsidiary, A.T. Kearney, serves the world's leading companies and governments in 60 countries. EDS reported revenues of $21.5 billion in 2001. The company's stock is traded on the New York Stock Exchange (NYSE: EDS) and the London Stock Exchange. Learn more at eds.com.

[1] Third quarter 2002 operating margin excludes $35 million of pre-tax asset impairment reserves related to a planned business disposition. Third quarter 2001 operating margin excludes $45 million of pre-tax goodwill amortization and $141 million of pre-tax in-process R&D and other acquisition related costs.

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The statements in this press release that are not historical statements, including statements regarding future financial performance, cost savings and proceeds from dispositions, are forward-looking statements within the meaning of the federal securities laws. These statements are subject to numerous risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These include, but are not limited to, competition in the industries in which we conduct business and the impact of competition on pricing, revenues and margins; the impact of general economic conditions on our ability to sign new business and obtain additional revenues from our existing clients; the degree to which third parties continue to outsource information technology ("IT") and business processes; the financial performance of current and future client contracts, including contracts with GM; with respect to client contracts accounted for under the percentage-of-completion method of accounting (which include several large IT outsourcing agreements), the performance of such contracts in accordance with our cost and revenue estimates and, with respect to government contracts accounted for under such method (including our Navy Marine Corp Intranet contract) our ability to fully recover certain amounts in the event of the government's cancellation of the contract or imposition of additional terms and conditions due to changes in government funding or otherwise; the generation of cash flow from current and future client contracts in accordance with our estimates; the impact of acquisitions and divestitures, including our ability to improve productivity and achieve synergies from acquired businesses; the cost of attracting and retaining highly skilled personnel; the carrying value of our assets; the impact of bankruptcy filings by significant customers or suppliers including, with respect to WorldCom, the impact of its bankruptcy on the terms of our network services and information technology agreements with that company; with respect to the funding of our pension plan obligations, the performance of our investments relative to our assumed rate of return; and fluctuations in foreign currency and exchange rates. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as may be required by law.

ELECTRONIC DATA SYSTEMS CORPORATION AND SUBSIDIARIES

SUMMARY OF RESULTS OF OPERATIONS
(in millions, except per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2002	2001	2002	2001
Revenues[1]	$ 5,406	$ 5,559	$ 16,221	$ 15,637
Costs and expenses				
Cost of revenues[2]	4,638	4,471	13,408	12,705
Selling, general and administrative	488	468	1,393	1,378
Acquired in-process R&D and other acquisition related costs[3]	--	141	--	141
Other charges[4]	35	--	35	--
Total costs and expenses	5,161	5,080	14,836	14,224
Operating income	245	479	1,385	1,413
Other income (expense)				
Interest expense and other, net	(115)	(102)	(241)	(155)
Reclassification of investment gain from equity[5]	--	--	--	315
Total other income (expense)	(115)	(102)	(241)	160
Income before income taxes and cumulative effect of a change in accounting principle	130	377	1,144	1,573
Provision for income taxes	44	165	389	591
Income before cumulative effect of a change in accounting principle	86	212	755	982
Cumulative effect on prior years of a change in accounting for derivatives, net of income taxes[5]	--	--	--	(24)
Net income	$ 86	$ 212	$ 755	$ 958
Basic earnings per share of common stock[6]				
Income before income taxes and cumulative effect of a change in accounting principle	$ 0.18	$ 0.45	$ 1.57	$ 2.10
Cumulative effect on prior years of a change in accounting for derivatives	--	--	--	(0.05)
Net income	$ 0.18	$ 0.45	$ 1.57	$ 2.05
Diluted earnings per share of common stock[6]				
Income before income taxes and cumulative effect of a change in accounting principle	$ 0.18	$ 0.44	$ 1.54	$ 2.04
Cumulative effect on prior years of a change in accounting for derivatives	--	--	--	(0.05)
Net income	$ 0.18	$ 0.44	$ 1.54	$ 1.99
Weighted average number of shares outstanding				
Basic	480	471	480	468
Diluted	488	486	490	482
Cash dividends per share	$ 0.15	$ 0.15	$ 0.45	$ 0.45

Refer to the following page for accompanying notes to the summary of results of operations.

ELECTRONIC DATA SYSTEMS CORPORATION AND SUBSIDIARIES

NOTES TO THE SUMMARY OF RESULTS OF OPERATIONS

1. Revenues from base (non-GM) clients were $4,821 million and $4,808 million for the three months ended September 30, 2002 and 2001, respectively, and $14,288 million and $13,317 million for the nine months ended September 30, 2002 and 2001, respectively. Revenues from GM and its affiliates were $585 million and $751 million for the three months ended September 30, 2002 and 2001, respectively, and $1,933 million and $2,320 million for the nine months ended September 30, 2002 and 2001, respectively.

2. A new accounting standard related to goodwill and intangible assets was fully adopted effective January 1, 2002. Under the new standard, goodwill and certain intangible assets are no longer amortized but instead tested for impairment at least annually. In accordance with the new standard, results of operations for 2001 are reported under the previous accounting standards for goodwill and intangible assets. Amortization expense related to goodwill and intangible assets no longer amortized under the new standard was $45 million ($37 million after tax), or $0.07 per diluted share, for the three months ended September 30, 2001, and $128 million ($106 million after tax), or $0.22 per diluted share, for the nine months ended September 30, 2001.

3. Amount primarily allocated to acquired in-process research and development (R&D) associated with the acquisitions of Structural Dynamics Research Corporation and the minority interest in our Unigraphics Solutions Inc. subsidiary. In accordance with generally accepted accounting principles, acquired in-process R&D is required to be charged to expense in the period of the acquisition. Acquired in-process R&D is not deductible in the computation of the provision for income taxes. Additionally, other acquisition related costs associated with certain employee stock option transactions and the integration of PLM Solutions were incurred.

4. Amount related to an asset impairment provision associated with the planned disposition of our subscription fulfillment business.

5. A new accounting standard related to derivative financial instruments was adopted effective January 1, 2001. The cumulative effect of this accounting change on years prior to 2001 was a charge of $37 million ($24 million after tax) that was reflected in the first quarter of 2001. As a result of the adoption of this standard, the Company also recognized a pre-tax gain of $315 million ($202 million after tax) in other income resulting from the reclassification of a gain on a related equity security previously classified in "accumulated other comprehensive income" within shareholders' equity. These items had a net positive impact on basic and diluted earnings per share of $0.38 and $0.37, respectively, for the nine months ended September 30, 2001.

6. Basic and diluted earnings per share of common stock were $0.79 and $0.76, respectively, for the three months ended September 30, 2001 after excluding from net income amortization expense related to goodwill and certain intangible assets no longer amortized (see Note 2) and the after-tax amounts related to acquired in-process R&D and other acquisition related costs (see Note 3). Basic and diluted earnings per share of common stock were $2.15 and $2.09, respectively, for the nine months ended September 30, 2001 after excluding from net income amortization expense related to goodwill and intangible assets no longer amortized, the amounts related to acquired in-process R&D and other acquisition related costs, and the impact of the new accounting principle for derivative financial instruments and the related reclassification of a gain on a related equity security (see Note 5).

ELECTRONIC DATA SYSTEMS CORPORATION AND SUBSIDIARIES

SUMMARY OF CONSOLIDATED BALANCE SHEETS
(in millions)

	September 30, 2002	December 31, 2001
ASSETS		
Current assets		
Cash and marketable securities	$ 614	$ 839
Accounts receivable and unbilled revenue, net	6,426	5,642
Prepaids and other	1,062	893
Total current assets	8,119	7,374
Property and equipment, net	3,188	3,082
Investments and other assets	954	911
Goodwill and intangible assets, net	5,453	4,986
Total assets	$ 17,714	$ 16,353
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	$ 3,680	$ 3,623
Deferred revenue	681	488
Income taxes	426	220
Current portion of long-term debt	50	36
Total current liabilities	4,837	4,367
Deferred income taxes	163	204
Long-term debt, less current portion	5,141	4,692
Redeemable preferred stock of subsidiaries, minority interests and other long-term liabilities	567	644
Shareholders' equity	7,006	6,446
Total liabilities and shareholders' equity	$ 17,714	$ 16,353

ELECTRONIC DATA SYSTEMS CORPORATION AND SUBSIDIARIES

SUMMARY OF CONSOLIDATED CASH FLOWS
(in millions)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2002	**2001**	**2002**	**2001**
Net cash provided by operating activities[1]	$ 435	$ 374	$ 1,194	$ 954
Cash Flows from Investing Activities				
Proceeds from sales of marketable securities	22	27	38	57
Proceeds from investments and other assets	23	114	59	150
Proceeds from divestitures	--	--	--	26
Payments for purchases of property and equipment	(196)	(246)	(790)	(956)
Payments for investments and other assets	(55)	(30)	(120)	(160)
Payments for acquisitions, net of cash acquired	(82)	(1,303)	(107)	(1,850)
Payments for purchases of software and other intangibles	(101)	(55)	(255)	(235)
Payments for purchases of marketable securities	--	(21)	(12)	(47)
Other	12	24	63	(9)
Net cash used in investing activities	(377)	(1,490)	(1,124)	(3,024)
Cash Flows from Financing Activities				
Proceeds from long-term debt	3	199	24	2,294
Payments on long-term debt	(3)	(116)	(133)	(248)
Net increase in borrowings with original maturities less than 90 days	401	737	385	82
Payments for redeemable stock of subsidiary	--	(95)	--	(163)
Purchase of treasury stock	(317)	--	(380)	--
Employee stock transactions	9	125	83	211
Dividends paid	(71)	(71)	(216)	(211)
Other	(13)	--	(16)	8
Net cash provided by (used in) financing activities	9	779	(253)	1,973
Effect of exchange rate changes on cash and cash equivalents	1	2	5	(62)
Net increase (decrease) in cash and cash equivalents	68	(335)	(178)	(159)
Cash and cash equivalents at beginning of period	275	569	521	393
Cash and cash equivalents at end of period	$ 343	$ 234	$ 343	$ 234

(1) Depreciation and amortization was $370 million and $364 million for the three months ended September 30, 2002 and 2001, respectively. Depreciation and amortization was $1,059 million and $1,104 million for the nine months ended September 30, 2002 and 2001, respectively.